EXHIBIT 21

                                 SUBSIDIARIES
                                      OF
                       HOME PROPERTIES OF NEW YORK, INC.
                            As of December 31, 1998

1.   Home Properties of New York, L.P., a New York limited partnership.

2. Through Home Properties of New York, L.P. (the "Operating Partnership"), Home Properties of New York, Inc. has interests in the following entities:

       - The Operating Partnership owns 990 shares of non-voting common stock of Home Properties Management, Inc., a Maryland corporation. Officers and directors of Home Properties own 52 shares of voting common stock of Home Properties Management, Inc. Such shares represent all of the outstanding common stock of Home Properties Management, Inc.

       - The Operating Partnership owns 891 shares of non-voting common stock of Conifer Realty Corporation, a Maryland corporation. Officers and directors of Home Properties own 48 shares of voting stock of Conifer Realty Corporation. Such shares represent all of the outstanding common stock of Conifer Realty Corporation.

       - The Operating Partnership is the immediate parent of 10 partnerships formed in the State of New York and 1 in the Commonwealth of Pennsylvania that engage in the business of owning and operating multifamily residential property in the United States.

       - The Operating Partnership is the sole member of 3 Michigan, 8 Maryland and 8 New York limited liability companies that engage in the business of owning and operating multifamily residential property in the United States.

3. Home Properties Trust, a Maryland real estate investment trust.